Exhibit 99.1

Safe-T Group Announces Corporate Rebranding

Changes Name to Alarum Technologies Ltd. to Reflect Core Values of its Growing Business

Tel Aviv, Israel, Jan. 12, 2023 (GLOBE NEWSWIRE) -- Safe-T Group Ltd. (Nasdaq: SFET) (TASE: SFET) (“Safe-T” or the “Company”), a global provider of cybersecurity and privacy solutions to consumers and enterprises, today announced a corporate rebranding in response to accelerated company growth. At the heart of this rebranding is a change of the Company’s name to Alarum Technologies Ltd. to embody its corporate vision and core values.

The new name, Alarum, is derived from the Latin word for “warning” and is rooted in the Company’s focus and commitment to provide advanced privacy and cybersecurity solutions.

Over the past 18 months, the Company anchored its position as the market leader of cybersecurity and privacy solutions. It has experienced significant growth, which reflects the increasing recognition by private and enterprise customers that choose the value-added benefits of the Company’s various solutions. The rebranding as Alarum better reflects the Company’s current business as a provider of cybersecurity and privacy solutions for consumers and enterprises, and better expresses the Company’s evolving identity and diversified growth ambitions.

Chief Executive Officer, Shachar Daniel, commented: “At Alarum, our mission is to enable a secure network environment and protect organizations and individuals from privacy breaches and cyber-attacks. Our commitment to our customers, partners and shareholders remains our highest priority and we are excited to embark on this new chapter under the Alarum brand.”

The rebranding includes a new name and an update to the Company’s corporate logo and website. Alarum’s Nasdaq and TASE trading symbols will change to ALAR. The Company will continue to trade under its current name until regulatory processes are finalized. The Company expects the transition to be completed and take effect on January 25, 2023. There will be no change to the Company’s CUSIP number.

“Over the past two years we have taken substantial steps to become the company we are today - a strong privacy and cybersecurity provider, serving both enterprises and consumers around the world, and presenting continuous growth in revenue. Our rebranding to Alarum is consistent with our business direction and targets we are aiming for in the next few years”, said Shachar Daniel.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq: SFET) (TASE: SFET) is a global provider of digital privacy and cyber-security and solutions. The Company operates in two distinct segments: solutions for enterprises and solutions for consumers.

NetNut Ltd., our privacy solutions for enterprises are based on our world’s fastest and most advanced and secured proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

Our cybersecurity and privacy solutions for consumers provide privacy blanket against online threats as well as a powerful, secured, and encrypted connection, masking users’ online activity and keeping them safe from hackers. The solutions are designed for basic and advanced use cases, ensuring complete protection of personal and digital information.

The Company’s previous developed cybersecurity solutions for enterprises are offered by an information security provider, as a solution or cloud service.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses its rebranding, the change of its name, trading symbols and timing thereof, its growth and the increasing recognition by private and enterprise customers, its mission, business direction and targets. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

+972-(0)52-3044404
michal@efraty.com